Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 30, 2012

DATE, TIME AND PLACE:  On August 30, 2012 at 12:15 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  The full complement of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         Director Nildemar Secches appointed to be a member of the People Committee for the annual term of office to terminate upon the investiture of those elected at the first meeting of this Board following the 2013 Annual General Meeting.

2.         Pursuant to the requirements of the Brazilian Securities and Exchange Commission (“CVM”) and the National Monetary Council (“CMN”), the duties allocated to the following directors were ratified:

ALFREDO EGYDIO SETUBAL
Responsible for Operations executed with Securities in Regulated Markets – ICVM 505/11;

MARCOS DE BARROS LISBOA
Responsible for Procedures and Internal Controls with respect to Regulated Markets – ICVM 505/11; and

CANDIDO BOTELHO BRACHER
Responsible for Registration of Guarantees on Vehicles and Real Estate – CMN Resolution 4.088/12.

CONCLUSION:  The meeting was declared closed and these minutes, having been drafted, read and approved by all, were signed. São Paulo (SP), August 30, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer